

COL Capital Limited

(Incorporated in Bermuda with limited liability)

File No.: 82-3654
Our ref.: LSD/COL



4th October 2004

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Dear Sirs

COL Capital Limited (the "Company")
Information Furnished Pursuant to Rule 12G3-2(B)
Under the Securities Exchange Act

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. An announcement in connection with the interim results for the six months ended 30th June 2004 dated 17th September 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

2. 10 copies of 2004 Interim Report; and

3. An announcement in connection with appointment of independent non-executive director dated 30th September 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
COL Capital Limited

Receipt Acknowledged By:

Name:
Date :

Fung Ching Man, Ada
Company Secretary

Enc.

AF/ic/al/04206L

中國網絡資本有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)
(website: http://www.colcapital.com.hk)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 together with the comparative figures for the corresponding period in 2003 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards No. 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

Condensed Consolidated Income Statement

	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Turnover *(Note 3)*	508,472	267,223
Cost of sales	(382,802)	(258,187)
Gross profit	125,670	9,036
Net (losses) gains on investments *(Note 4)*	(23,363)	10,758
Other operating income *(Note 5)*	6,468	10,550
Distribution costs	(6,163)	(3,598)
Administrative expenses	(25,371)	(18,158)
Other operating expenses	(137)	(2,030)
Profit from operations *(Note 6)*	77,104	6,558
Finance costs *(Note 7)*	(467)	(544)
Gain on disposal of subsidiaries *(Note 8)*	–	41,109
Gain on expiry of warrants *(Note 9)*	–	90,369
Share of result of a jointly controlled entity	–	(28)
Profit before taxation	76,637	137,464
Tax charge *(Note 10)*	(613)	(286)
Profit before minority interests	76,024	137,178
Minority interests	–	–
Profit for the period	76,024	137,178
Dividends	3,018	3,715
Basic earnings per share *(Note 11)*	20.47 HK cents	36.93 HK cents

Notes:–

1. **Basis of preparation:–**

   The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

   The interest income and commission income arising from provision of financial services earned by the Group, amounting to HK$6,531,000, have been redefined as part of turnover for the period ended 30 June 2004. Accordingly, the comparative interest income of HK$1,040,000 for the six months ended 30 June 2003 has been reclassified from other operating income to turnover.

2. **Principal accounting policies:–**

   The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of properties and investments in securities.

   The accounting policies adopted for the preparation of the interim financial report are consistent with those adopted by the Group in its annual financial statements for the year ended 31 December 2003.

3. **Segment information:–**

   For management purposes, the Group is currently organised into three main operating divisions – mobile phone distribution, securities trading and investments and financial services. Others mainly represent property investment and sales of other communication products.

   These divisions are the basis on which the Group reports its primary segment information.

   The revenue and attributable profit from operations of the Group for the period, analysed by business segments and geographical segments, are as follows:–

   By business segments:–

   For the six months ended 30 June 2004

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Others HK$'000	Consolidated HK$'000
Revenue					
External turnover	124,374	377,567	6,531	–	508,472
Other operating income	–	4,718	–	1,174	5,892
	124,374	382,285	6,531	1,174	514,364
Segment result	12,235	80,651	6,495	(392)	98,989
Unallocated other operating income					576
Unallocated corporate expenses					(22,461)
Profit from operations					77,104

   For the six months ended 30 June 2003

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Others HK$'000	Consolidated HK$'000
Revenue					
External turnover	39,001	226,148	1,040	1,034	267,223
Other operating income	76	2,706	–	2,501	5,283
	39,077	228,854	1,040	3,535	272,506
Segment result	(1,939)	15,872	1,037	525	15,495
Unallocated other operating income					5,267
Unallocated corporate expenses					(14,204)
Profit from operations					6,558

   By geographical segments:–

   The Group's operations are located in Hong Kong and the Mainland China ("China").

   During the period under review, the Group's distribution of mobile phones, securities trading and investments and financial services are carried out in Hong Kong. Other operations are carried out in Hong Kong and China.

   The following table provides an analysis of the Group's revenue and profit (loss) from operations by geographical market:–

	Revenue by geographical market		Profit (loss) from operations	
	Six months ended 30.6.2004 HK$'000	Six months ended 30.6.2003 HK$'000	Six months ended 30.6.2004 HK$'000	Six months ended 30.6.2003 HK$'000
Hong Kong	513,728	270,831	78,316	8,932
China	636	1,675	(1,212)	(2,374)
	514,364	272,506	77,104	6,558

   Note: During the six months ended 30 June 2003, the Group discontinued its distribution of mobile phones in China.

4. **Net (losses) gains on investments:–**

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Net realised gain (loss) on derivatives	1,552	(18,511)
Net unrealised (loss) gain on trading investments	(24,915)	26,430
Net unrealised gain on derivatives	–	2,839
	(23,363)	10,758

5. **Other operating income:–**

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Compensation from litigation *(Note)*	–	4,811
Gross rental income from investment properties	1,174	2,501
Interest income	5,137	3,038
Others	157	200
	6,468	10,550

   Note: Litigation was made against ex-employees for damages in relation to their improper behaviour. The case was settled and compensation of HK$4,811,000 was received during the six months ended 30 June 2003.

6. **Profit from operations:–**

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging (crediting):–		
Depreciation and amortisation	535	874
Loss on disposal of property, plant and equipment	–	402
Profit on sale of trading investments	(100,033)	(5,590)
Dividend income	(7,776)	(4,316)

7. **Finance costs:–**

   The finance costs represent interest on bank and other borrowings wholly repayable within five years.

8. **Gain on disposal of subsidiaries:–**

   In March 2003, Fulltime Profits Limited, an indirect wholly owned subsidiary of the Company, and its subsidiaries ("Fulltime Group") were disposed of at a nominal consideration of HK$1.00 to a third party, resulting a gain on disposal of subsidiaries of HK$41,109,000. Fulltime Group did not make a significant contribution to the net cash flows or the results of the Group for the six months ended 30 June 2003.

9. **Gain on expiry of warrants:–**

   As at 1 January 2003, the Company had 1,856,666,248 warrants outstanding and entitling the holders to subscribe for new shares at HK$0.30 per share, subject to adjustment, at any time from 7 June 2000 up to and including 6 June 2003. During the six months ended 30 June 2003, 256,507 warrants were exercised and the remaining 1,856,409,741 warrants expired and lapsed on 6 June 2003. Accordingly, the warrant reserve of HK$90,369,000 was released to the condensed consolidated income statement for the six months ended 30 June 2003.

10. **Tax charge:–**

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
The current tax comprises:–		
Hong Kong Profits Tax	556	172
Income Tax in China	57	114
	613	286

   Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

   Income tax in China has been provided at the prevailing rates applicable in China on the estimated assessable profit.

11. **Earnings per share:–**

   The calculation of the basic earnings per share is based on the profit for the period of HK$76,024,000 (2003: HK$137,178,000) and on 371,468,753 (2003: the weighted average of 371,464,499) ordinary shares in issue during the period.

FINANCIAL RESULTS

For the period ended 30 June 2004, the Group's turnover increased by 90.3% to HK$508,472,000 (2003: HK$267,223,000) and profit from operations increased by more than 1,000% to HK$77,104,000 (2003: HK$6,558,000). These substantial increases were mainly due to the profitable securities trading activities as a result of the prevailing buoyant stock market and the Group's successful mobile handset distribution operation.

However, net profit for the period under review decreased by 44.6% to HK$76,024,000 (2003: HK$137,178,000) entirely due to the absence of any exceptional gains as compared with the corresponding period in 2003. Exceptional gains on disposal of subsidiaries and on expiry of warrants, totaling HK$131,478,000 were recorded in the first half year of 2003. Consequently, earnings per share for the period declined by 44.6% to HK20.47 cents (2003: HK36.93 cents).

BUSINESS PROSPECTS

The positioning of the Group's future development remains unchanged. It still focuses on investing in petroleum up-stream business as well as other petroleum-related businesses that generate stable income. The Group will continue to explore new business opportunities, increase oil reserves, invest in different regions on projects with lower risk and reasonable return and develop petroleum-related business in the PRC and overseas.

With Leng Jiapu Oil Field and Karamay Oil Field entering a mature stage, it is difficult to maintain a substantial growth in production volume. The Group will adopt an international advanced technology for heavy oil production such as horizontal well, progressive cavity pump production with sand and miscible phase recovery, in order to maintain a stable production volume from the existing oil fields. In order to improve efficiency and stabilise income, the Group will also focus on strengthening the management of the existing oil development projects, controlling costs. The pace of exploration and development of the newly acquired overseas oil field projects will be accelerated to generate revenue as soon as possible. The Group will also make appropriate new acquisitions with a view to increase crude oil reserve and production, enhance revenue and increase shareholders' return. With a sound financial position and an appropriate level of leverage, the Group aims at developing into an international petroleum corporation.

INTERIM DIVIDEND

Given the continuous cash requirement for business expansion, the Board has resolved not to declare an interim dividend for the Period.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating results

The Group has recorded a turnover of HK$1,163,556,000 for the period ended 30th June 2004, representing an increase of 5.06% as compared with HK$1,107,471,000 same period last year. The increase of turnover was mainly due to the increase weighted average crude oil selling price from US$24.98 per barrel same period last year to US$26.58 per barrel this Period.

The profit after taxation and minority interest attributable to shareholders for the Period was HK$431,801,000, representing an increase of HK$118,647,000 or 37.89%, as compared with a profit after taxation and minority interest attributable to shareholders of HK$313,154,000 for same period last year.

Liquidity and capital resources

As at 30th June 2004, the aggregate assets of the Group were HK$4,922,256,000, representing an increase of HK$452,970,000 or 10.14% as compared with 31st December 2003.

The major changes of the assets are as follows:

	Increase/(decrease) HK$'000
Property, plant and equipment	15,178
Investment in jointly controlled entities	62,941 *
Investment in an associated company	84,028
Deferred tax assets	13,736
Other current assets	30,758 +
Bank balances and cash	246,329
Total increase in assets	452,970

* Profits of the project in Oman of HK$48,000,000.
+ Increase in trade receivables.

The gearing ratio of the Group maintained at 9.81% as at 30th June 2004 compared with 11.03% as at 31st December 2003. It is computed by dividing the total borrowings of HK$364,260,000 (31st December 2003: HK$374,400,000) by the shareholders' funds of HK$3,711,805,000 (31st December 2003: HK$3,395,544,000).

As at 30th June 2004, a bank borrowing denominated in United States Dollars amounted to HK$312,000,000 is fully repayable before 17th July 2005.

In accordance with the Leng Jiapu Contract, RMB336,000,000 (approximately HK$316,801,000) (corresponding period of 2003: RMB336,420,000 (approximately HK$317,198,000)) was paid out of profit and re-invested as development costs of the Leng Jiapu oil field during the Period.

During the Period, RMB55,887,000 (approximately HK$52,694,000) (corresponding period of 2003: RMB21,000,000 (approximately HK$19,800,000)) was injected out of profits into Karamay oilfield as development costs.

On 17th July 2003, the Group was awarded the Petroleum Concession No 1/2546/58 of the onshore exploration block number L21/43 by the Ministry of Energy of Thailand. The block is in exploration phase and HK$13,622,000 (corresponding period of 2003: nil) was incurred exploration activities of the block during the Period.

The oilfield in the Union of Myanmar is in exploration phase and the Group shared HK$3,840,000 (corresponding period of 2003: nil) of the exploration expenses during the Period.

The Group also shared exploration expenses of HK$15,489,000 in the Azerbaijan Gobustan Oilfield through the jointly controlled entity, Commonwealth Gobustan Limited.

The Company repurchased its own share 22,410,000 shares (corresponding period of 2003: 88,100,000) with the amount of HK$20,766,000 (corresponding period of 2003: HK$57,737,000) during the Period.

In June 2004, 2003 final dividend of HK$0.02 per share amounting HK$95,130,000 (corresponding period of 2003: HK$0.035 per share amounting HK$170,064,000) was distributed to the shareholders of the Group.

Use of proceeds

During the Period, the Company did not issue any new share to the public.

Taking into account the cashflow from the operating activities, the Group has a bank balance and cash of HK$1,253,975,000 as at 30th June 2004.

The Group is in a sound financial position and is able to invest in new projects without financial difficulty.

EMPLOYEE

On 30th June 2004, the Group had approximately 339 staff (excluding the staff under entrustment contracts) globally. Remuneration package and benefits were determined in accordance with market terms, industry practice as well as the duties, performance, qualifications and experience of the staff. In addition, the Group set up a share option scheme, pursuant to which the directors and employees of the Company were granted options to subscribe shares of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the Period, 22,410,000 shares of HK$0.01 each of the Company were repurchased through HKSE and cancelled by the Company, details of which are as follows:

		Price per share		
Month	Number of shares repurchased	Highest price HK$	Lowest price HK$	Aggregate amount paid HK$'000
May	22,410,000	0.95	0.89	20,766

Save for the foregoing, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the Period.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of HKSE at any time during the six months ended 30th June 2004.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 30th June 2004.

RELEASE OF DETAILED RESULTS ON THE STOCK EXCHANGE WEBSITE

All the financial and other related information of the Company required under paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcement in respect of accounting period commencing before 1st July 2004 under the transitional arrangements will be published on the Stock Exchange's website and the Company's website (www.cnpc.com.hk) in due course.

MEMBERS OF THE BOARD

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Mingcai as the Executive Chairman, Mr. Li Hualin as the Executive Vice-Chairman & Managing Director, Mr. Cheng Cheng as Executive Director, Mr. Lin Jingao as Non-Executive Director and Dr. Lau Wah Sum, Mr. Li Kwok Sing Aubrey and Dr. Liu Xiao Feng as Independent Non-Executive Directors.

By Order of the Board
Wang Mingcai
Executive Chairman

Hong Kong, 17th September 2004



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：383)

(網址：http://www.colcapital.com.hk)

截至二零零四年六月三十日止六個月之中期業績公佈

本集團未經審核之業績

中國網絡資本有限公司(「本公司」)之董事會(「董事」)謹此公佈,本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核綜合業績,連同二零零三年度同期之比較數字如下。綜合中期財務報表並未經審核,但已經本公司之核數師德勤•關黃陳方會計師行按照香港審計準則第700號「審查中期財務報告之約定」作出審查,及經本公司之審核委員會審查。

簡明綜合收益表

	截至六月三十日止六個月	
	二零零四年 (未經審核) *千港元*	二零零三年 (未經審核) *千港元*
營業額 *(附註3)*	508,472	267,223
銷售成本	(382,802)	(258,187)
毛利	125,670	9,036
投資之(虧損)溢利淨額 *(附註4)*	(23,363)	10,758
其他經營收入 *(附註5)*	6,468	10,550
分銷成本	(6,163)	(3,598)
行政支出	(25,371)	(18,158)
其他經營支出	(137)	(2,030)
經營業務溢利 *(附註6)*	77,104	6,558
融資成本 *(附註7)*	(467)	(544)
出售附屬公司之溢利 *(附註8)*	–	41,109
認股權證屆滿時所得之溢利 *(附註9)*	–	90,369
應佔一間共同控制實體之業績	–	(28)
除稅前溢利	76,637	137,464
稅項支出 *(附註10)*	(613)	(286)
未計少數股東權益前溢利	76,024	137,178
少數股東權益	–	–
期內溢利	76,024	137,178
股息	3,018	3,715
每股基本盈利 *(附註11)*	20.47 港仙	36.93 港仙

附註:—

1. **編製基準:—**

   簡明財務報表乃按照香港會計師公會所頒佈之會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16適用之披露要求而編製。

   本集團截至二零零四年六月三十日止期間從財務服務收取之利息收入及佣金收入,金額為6,531,000港元,已重新定義為營業額之部份。故此,於截止二零零三年六月三十日止六個月用作比較之1,040,000港元利息收入已從其他經營收入重新分類為營業額。

2. **重要會計政策:—**

   簡明財務報表乃按歷史成本慣例而編製,並就物業及證券投資之重估值作出修訂。

   編製此中期財務報告所採用之會計政策,與編製二零零三年十二月三十一日止年度之全年財務報表相同。

3. **分項資料:—**

   於管理上,本集團現時分為三大營運業務,分別是流動電話分銷,證券買賣及投資以及財務服務。其他主要指物業投資及其他通訊產品之銷售。

   上述三大業務乃本集團匯報主要分項資料所按之基準。

   以下為本集團於期內按主要業務及市場地區劃分之收入及經營業務溢利分析:—

   按業務分項:—

   截至二零零四年六月三十日止六個月

	流動電話分銷 *千港元*	證券買賣及投資 *千港元*	財務服務 *千港元*	其他 *千港元*	綜合 *千港元*
收入					

8. **出售附屬公司之溢利:—**

   在二零零三年三月,Fulltime Profits Limited(本公司之一間間接全資附屬公司)及其附屬公司(「Fulltime Group」),以代價1港元出售予一位第三方人士,出售附屬公司錄得溢利41,109,000港元。Fulltime Group 並未為本集團截至二零零三年六月三十日止六個月之現金流量淨值或業績帶來重大之貢獻。

9. **認股權證屆滿時所得之溢利:—**

   於二零零三年一月一日,本公司有1,856,666,248份認股權證尚未行使,持有人獲賦予權利可於二零零零年六月七日至二零零三年六月六日(當日包括在內)的任何時間,以每股0.3港元(可予以調整)認購新股。於截至二零零三年六月三十日止六個月,256,507份認股權證已獲行使,而餘下尚未行使之1,856,409,741份認股權證已於二零零三年六月六日屆滿並且作廢,因此,認股權證儲備90,369,000港元獲調撥至截至二零零三年六月三十日止六個月之簡明綜合收益表。

10. **稅項支出:—**

	截至六月三十日止六個月	
	二零零四年 *千港元*	二零零三年 *千港元*
本期稅項包括:—		
香港利得稅	556	172
中國所得稅	57	114
	613	286

   香港利得稅乃根據本期間及上期間之估計應課溢利按17.5%之稅率計算。

   中國所得稅已根據中國適用之稅率就估計應課溢利作出撥備。

11. **每股溢利:—**

   每股基本溢利之計算乃按期內之溢利76,024,000港元(二零零三年:137,178,000港元)及期內已發行普通股371,468,753股(二零零三年:加權平均數371,464,499股)而計算。

財務業績

截至二零零四年六月三十日止期間,本集團之營業額上升90.3%至508,472,000港元(二零零三年:267,223,000港元),經營業務溢利則上升逾1,000%至77,104,000港元(二零零三年:6,558,000港元)。有關顯著升幅主要由於證券買賣業務因現時股市興旺而獲利以及本集團成功的流動電話分銷業務所致。

然而,與二零零三年同期相比,由於並無任何特殊收益,回顧期間之溢利淨額下跌44.6%至76,024,000港元(二零零三年:137,178,000港元),於二零零三年上半年則因出售附屬公司及認股權證屆滿而錄得特殊收益合共131,478,000港元。因此,期內每股盈利下跌44.6%至20.47港仙(二零零三年:36.93港仙)。

中期股息

經考慮下文「業務回顧」一段所述之購回建議後,董事向於二零零四年十月二十七日名列本公司股東名冊之股東宣派每股0.01港元(二零零三年:0.01港元)合共約為3,018,000港元(二零零三年:3,715,000港元)之中期股息。股息單預計於二零零四年十一月十日寄發。

暫停辦理股份過戶登記手續

本公司將由二零零四年十月二十五日(星期一)至二零零四年十月二十七日(星期三)(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。

業務回顧

於回顧期間內,本集團之流動電話分銷業務錄得營業額大幅上升至124,374,000港元(二零零三年:39,001,000港元)。於期內錄得溢利12,235,000港元,相對於二零零三年同期錄得虧損1,939,000港元。由於消費市場逐漸復甦,加上成功推出新進韓國流動電話品牌Innostream,本集團經由星光電訊有限公司(「星光電訊」)於香港經營之流動電話分銷業務於二零零四年上半年表現令人滿意。憑藉星光電訊周詳的市場推廣及推銷策略,Innostream縱然面對激烈的市場競爭,其仍能保持位列於香港市場十大最暢銷品牌之中。星光電訊目前為Innostream於香港及澳門之流動電話獨家分銷商,並且是NEC、阿爾卡特及科健於香港及澳門之流動電話特許分銷商,各品牌均擁有不同的產品定位及目標市場。

於截至二零零四年六月三十日止期間,本集團之金融工具買賣及投資業務錄得營業額為377,567,000港元(二零零三年:226,148,000港元)及溢利為80,651,000港元(二零零三年:15,872,000港元)。藉著股市表現回升,本集團於二零零四年二月將其買賣投資組合中的728,000,000股天安中國投資有限公司股份出售,為本集團帶來現金款項218,400,000港元。

本集團於二零零四年上半年之放債業務及其他財務服務業務之營業額錄得6,531,000港元(二零零三年:1,040,000港元)及溢利為6,495,000港元(二零零三年:1,037,000港元)。

經股東在本公司於二零零四年六月三日舉行之股東週年大會上批准,以及獲得百慕達及香港公司註冊處批准後,本公司之名稱已更改為「COL Capital Limited 中國網絡資本有限公司*」。董事認為新名稱更能反映本集團之主要業務。

以下為本集團於期內按主要業務及市場地區劃分之收入及經營業務溢利分析：一

按業務分項：一

截至二零零四年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	其他 千港元	綜合 千港元
收入					
對外銷售	124,374	377,567	6,531	–	508,472
其他經營收入	–	4,718	–	1,174	5,892
	124,374	382,285	6,531	1,174	514,364
分項業績	12,235	80,651	6,495	(392)	98,989
未分攤之其他經營收入					576
未分攤之公司支出					(22,461)
經營業務溢利					77,104

截至二零零三年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	其他 千港元	綜合 千港元
收入					
對外銷售	39,001	226,148	1,040	1,034	267,223
其他經營收入	76	2,706	–	2,501	5,283
	39,077	228,854	1,040	3,535	272,506
分項業績	(1,939)	15,872	1,037	525	15,495
未分攤之其他經營收入					5,267
未分攤之公司支出					(14,204)
經營業務溢利					6,558

按地區分項：—

本集團之經營業務分佈於香港及中國內地（「中國」）。

於回顧期間內，本集團之流動電話分銷業務、證券買賣及投資業務以及財務服務業務在香港進行，而其他業務則在香港及中國進行。

以下列表提供本集團按市場地區收入及經營業務溢利（虧損）之分析：—

	按市場地區之收入 截至六月三十日止六個月 二零零四年 千港元	 二零零三年 千港元	經營業務溢利（虧損） 截至六月三十日止六個月 二零零四年 千港元	 二零零三年 千港元
香港	513,728	270,831	78,316	8,932
中國	636	1,675	(1,212)	(2,374)
	514,364	272,506	77,104	6,558

附註： 於二零零三年六月三十日止六個月，本集團已終止其在中國之流動電話分銷業務。

4. 投資之（虧損）溢利淨額：—

	截至六月三十日止六個月 二零零四年 千港元	 二零零三年 千港元
衍生工具之已變現收益（虧損）淨額	1,552	(18,511)
供買賣投資之未變現（虧損）收益淨額	(24,915)	26,430
衍生工具之未變現收益淨額	–	2,839
	(23,363)	10,758

5. 其他經營收入：—

	截至六月三十日止六個月 二零零四年 千港元	 二零零三年 千港元
訴訟賠償 *(附註)*	–	4,811
投資物業之租金收入毛額	1,174	2,501
利息收入	5,137	3,038
其他	157	200
	6,468	10,550

附註： 此訴訟乃關於前僱員之不恰當行為而造成之損失。此案件已完結並已於截至二零零三年六月三十日止六個月期間收到4,811,000港元之賠償。

6. 經營業務溢利：—

	截至六月三十日止六個月 二零零四年 千港元	 二零零三年 千港元
經營業務溢利已扣除（撥回）：—		
折舊及攤銷	535	874
處置物業、廠房及設備之虧損	–	402
出售供買賣投資之溢利	(100,033)	(5,590)
股息收入	(7,776)	(4,316)

7. 融資成本：—

融資成本代表於五年內全數償還銀行及其他借貸之利息。

升，本集團於二零零四年二月將其買賣投資組合中的728,000,000股天安中國投資有限公司股份出售，為本集團帶來現金款項218,400,000港元。

本集團於二零零四年上半年之放債業務及其他財務服務業務之營業額錄得6,531,000港元（二零零三年：1,040,000港元）及溢利為6,495,000港元（二零零三年：1,037,000港元）。

經股東在本公司於二零零四年六月三日舉行之股東週年大會上批准，以及獲得百慕達及香港公司註冊處批准後，本公司之名稱已更改為「COL Capital Limited 中國網絡資本有限公司*」。董事認為新名稱更能反映本集團之主要業務。

於二零零四年六月四日，本公司宣佈一項有條件現金購回建議，按每股1.20港元以現金最多可購回74,300,000股股份，相當於本公司全部已發行股份約20.0%（「購回建議」）。購回建議於二零零四年八月二十四日截止後，本公司自接納股東收取69,713,206股之提交股份，相當於本公司全部已發行股份約18.8%，本公司因而須向接納股東支付約83,656,000港元，股本及股份溢價賬亦分別因此減少約697,000港元及82,959,000港元。購回建議之代價已於二零零四年九月二日以本集團之內部資源悉數支付。

流動資金及融資

於二零零四年六月三十日，本集團之非流動資產主要包括32,000,000港元（二零零三年十二月三十一日：32,000,000港元）之投資物業；12,000,000港元（二零零三年十二月三十一日：12,000,000港元）之物業、廠房及設備，及390,000,000港元（二零零三年十二月三十一日：388,000,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零四年六月三十日，本集團之流動資產淨值為877,000,000港元（二零零三年十二月三十一日：671,000,000港元）。

於二零零四年六月三十日，本集團之借貸金額為152,000,000港元（二零零三年十二月三十一日：無）連同一筆以長期形式安排及須於二零零五年十月內償還之貸款。該貸款最後已於二零零四年七月全數償還。於二零零四年六月三十日，本集團之負債比率為5.8%（二零零三年十二月三十一日：無），按本集團借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算。

於回顧期間內，本集團之資產、負債及交易均主要以港元、澳元、美元及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對沖風險。基於美元與馬來西亞林吉特於期內之匯率相對穩定，本集團並無重大外匯風險。

集團資產抵押

於二零零四年六月三十日，本集團分別以名下賬面值11,350,000港元(二零零三年十二月三十一日：11,350,000港元）、31,891,000港元（二零零三年十二月三十一日：54,583,000港元）及37,883,000港元（二零零三年十二月三十一日：26,988,000港元）之投資物業、有價證券、銀行結餘及現金作為取得銀行融資之抵押。

僱員

於二零零四年六月三十日，本集團僱用42名僱員（二零零三年十二月三十一日：43名）。本集團確保其僱員之薪酬水平與市場水平相若，且在本集團之薪金及獎金制度之整體規劃下，因應僱員表現進行評賞。

前景

自去年第四季起，香港的經濟氣氛及消費者信心明顯改善，隨著簽訂更緊密經貿關係安排帶來更多商業及投資機會，本集團對本港經濟前景持樂觀態度。

儘管面對因其他品牌將於二零零四年第三及第四季推出多款具備嶄新及更先進特色的流動電話型號而增加市場競爭，星光電訊預料其銷售表現將持續理想。自於二零零三年末首次推出Innostream流動電話後，其創新功能及時尚設計廣為香港及澳門市場歡迎。憑藉其於銷售Innostream產品之成功，星光電訊將致力物色其他具潛力的流動電話及電子消費產品之分銷權，以提高其市場地位及進一步達到產品多元化之目標。星光電訊同時亦積極拓展其銷售網絡至中國及海外市場，隨著第三代流動電話及服務逐漸普及，預期流動電話市場於二零零四年第四季將大幅增長。星光電訊將致力物色合適的第三代流動電話製造商為業務夥伴，以爭取於二零零五年第三代流動電話市場中佔一席位。由於市場不斷追求嶄新的流動電話功能（如百萬像素相機、播放MP3歌曲、MPEG4影像及支援記憶卡等），本集團相信流動電話市場仍有增長潛力。

本集團將繼續於中國、香港及亞太區尋找具吸引力的商業及投資機會，以改善盈利能力，從而提高股東價值。與此同時，本集團亦將繼續專注其現時業務的經營效率及成本效益。

購買、出售及贖回上市證券

本公司或其任何附屬公司於期內概無購買、出售或贖回任何本公司之上市證券。

於本期間之完結日後，本公司就購回建議（定義見「業務回顧」一節）於二零零四年八月三十日購回本公司69,713,206股股份。

最佳應用守則

董事認為，本公司於截至二零零四年六月三十日止六個月內，已遵守香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄14 所載之最佳應用守則之規定。

在聯交所網頁上披露中期業績資料

本集團截至二零零四年六月三十日止六個月之中期報告載有上市規則附錄16 第46(1)至46(9)段所規定之全部資料，稍後將在適當時間在聯交所之網址上刊登。

本公司董事

於本公佈日期，本公司之執行董事為莊淑涴女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事為勞偉安先生及劉紹基先生。

承董事會命
主席
莊淑涴

香港，二零零四年九月十七日

* *中文名稱僅供識別*

The Standard 04.10.2004



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(website: http://www.colcapital.com.hk)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of the Company announces that the Company is not able to appoint its third independent non-executive director and additional audit committee member by 30 September, 2004, however, the Company would use its best effort to find a suitable person to be its third independent non-executive director and additional audit committee member as soon as possible so as to meet the INED Requirement and Audit Committee Requirement.

The board of directors (the "Board") of COL Capital Limited (the "Company") announces that the Company is not able to find a suitable person to be its third independent non-executive director and additional audit committee member by 30 September, 2004, therefore, the number of its independent non-executive directors and audit committee members will fall below the minimum number required under Rule 3.10 (1) (the "INED Requirement") and Rule 3.21 (the "Audit Committee Requirement") of the Rules Governing the Listing of Securities (the "New Listing Rules") in the Stock Exchange of Hong Kong Limited respectively.

Currently, the Company has already set up an audit committee which comprises of two independent non-executive directors, both of whom possess the necessary accounting qualifications required under Rules 3.10(2) and 3.19(1) of the New Listing Rules. In order to comply with the INED Requirement and the Audit Committee Requirement, the Company had from May 2004 approached a number of potential candidates to be considered by the Board as its third independent non-executive director and additional audit committee member. Despite the Company's efforts, no appointment could be made.

Notwithstanding the Company's continuous approach to seek other likely candidates with the relevant qualifications to fill up the post in compliance with the INED Requirement and the Audit Committee Requirement, the Company was not able to secure an acceptance to the offer for the position for its third independent non-executive director. Given such turn of events, the Company believes that it will not be able to fulfil the INED Requirement and the Audit Committee Requirement by 30th September, 2004. However, the Company will use its best effort to find a suitable person to be its third independent non-executive director and additional audit committee member as soon as possible. Further announcement will be made when the third independent non-executive director has been appointed.

DIRECTORS OF THE COMPANY

As at the date hereof, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 30th September, 2004



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：383)

(網址：http://www.colcapital.com.hk)

委任獨立非執行董事

本公司之董事會宣佈，本公司未能於二零零四年九月三十日前委任其第三名獨立非執行董事兼額外審核委員會成員，然而，本公司將盡最大努力盡快物色合適人選，擔任本公司之第三名獨立非執行董事兼額外審核委員會成員之職位，以符合獨立非執行董事之規定及審核委員會之規定。

中國網絡資本有限公司(「本公司」)之董事會(「董事會」)宣佈，本公司未能於二零零四年九月三十日前物色合適人選，擔任本公司之第三名獨立非執行董事兼額外審核委員會成員，因此，其獨立非執行董事及審核委員會成員數目將分別低於香港聯合交易所有限公司證券上市規則(「新上市規則」)第3.10(1)條(「獨立非執行董事之規定」)及第3.21條(「審核委員會之規定」)所規定之最低數目。

目前，本公司已成立一個審核委員會，由兩名獨立非執行董事組成，兩者均擁有新上市規則第3.10(2)及3.19(1)條所規定必須擁有之會計資格。為符合獨立非執行董事之規定及審核委員會之規定，本公司已自二零零四年五月起接觸多名可能合資格人選，供董事會考慮委任其為第三名獨立非執行董事兼額外審核委員會成員。然而，儘管本公司努力物色合適人選，至今仍未能作出委任。

儘管本公司不斷物色其他符合獨立非執行董事之規定及審核委員會之規定所要求具備有關資歷之可能合適人選，以填補該空缺，惟本公司尚未獲任何人士接納任聘，擔任其第三名獨立非執行董事。鑑於出現該等情況，本公司相信，本公司將不能於二零零四年九月三十日前達致獨立非執行董事之規定及審核委員會之規定。然而，本公司將盡最大努力，盡快物色合適人選，擔任其第三名獨立非執行董事兼額外審核委員會成員。於第三名獨立非執行董事獲委任時，將會作出進一步公佈。

本公司之董事

於本公佈刊發日期，本公司之執行董事為莊淑涴女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事則為勞偉安先生及劉紹基先生。

代表董事會
中國網絡資本有限公司
主席
莊淑涴

香港，二零零四年九月三十日

* 中文名稱僅供識別



COL Capital Limited

(Incorporated in Bermuda with limited liability)

File No.: 82-3654
Our ref.: LSD/COL

4th October 2004

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Dear Sirs

COL Capital Limited (the "Company")
Information Furnished Pursuant to Rule 12G3-2(B)
Under the Securities Exchange Act

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. An announcement in connection with the interim results for the six months ended 30th June 2004 dated 17th September 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

2. 10 copies of 2004 Interim Report; and

3. An announcement in connection with appointment of independent non-executive director dated 30th September 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
COL Capital Limited

Fung Ching Man, Ada
Company Secretary

Enc.

中國網絡資本有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR

AF/ic/al/04206L



COL Capital Limited

(Incorporated in Bermuda with limited liability)

2004

Interim Report

COL Capital Limited
中國網絡資本有限公司

STAR 星光電訊 TELECOM


innostream


innostream
INNO50
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GPRS
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PBook
INNO55
GPRS
innostream
INNO90
innostream
INNO30

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 together with the comparative figures for the corresponding period in 2003 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards No. 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2004	2003
		(Unaudited)	(Unaudited)
	Notes	*HK$'000*	*HK$'000*
Turnover	*3*	**508,472**	267,223
Cost of sales		**(382,802)**	(258,187)
Gross profit		**125,670**	9,036
Net (losses) gains on investments	*4*	**(23,363)**	10,758
Other operating income	*5*	**6,468**	10,550
Distribution costs		**(6,163)**	(3,598)
Administrative expenses		**(25,371)**	(18,158)
Other operating expenses		**(137)**	(2,030)
Profit from operations	*6*	**77,104**	6,558
Finance costs	*7*	**(467)**	(544)
Gain on disposal of subsidiaries	*8*	**–**	41,109
Gain on expiry of warrants	*9*	**–**	90,369
Share of result of a jointly controlled entity		**–**	(28)
Profit before taxation		**76,637**	137,464
Tax charge	*10*	**(613)**	(286)
Profit before minority interests		**76,024**	137,178
Minority interests		**–**	–
Profit for the period		**76,024**	137,178
Dividends	*11*	**3,018**	3,715
Basic earnings per share	*12*	**20.47 HK cents**	36.93 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2004

	Notes	30.6.2004 (unaudited) HK$'000	31.12.2003 (audited) HK$'000
Non-current assets			
Investment properties	13	31,550	31,550
Property, plant and equipment	13	12,032	12,333
Investments in securities	14	390,455	388,115
Other non-current assets		528	528
		434,565	432,526
Current assets			
Inventories		5,388	5,139
Investments in securities	14	699,799	457,441
Debtors, deposits and prepayments	15	25,775	40,935
Loans receivable	16	44,580	25,827
Pledged bank deposits	20	37,883	26,988
Bank balances and cash		84,375	134,600
		897,800	690,930
Current liabilities			
Creditors and accrued charges	17	11,779	8,390
Customers' deposits and receipts in advance		3,749	7,229
Taxation payable		4,858	4,300
		20,386	19,919
Net current assets		877,414	671,011
		1,311,979	1,103,537
Capital and reserves			
Share capital	18	3,715	3,715
Reserves		1,156,095	1,099,822
		1,159,810	1,103,537
Non-current liability			
Borrowing	19	152,169	–
		1,311,979	1,103,537

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2004

	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Goodwill HK$'000	Warrant reserve HK$'000	Asset revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits (deficit) HK$'000	Total HK$'000
At 1 January 2003	92,865	1,135,685	32,883	(1,237)	90,381	(90,725)	1,922	2,140	(465,148)	798,766
Revaluation increase of other investments	-	-	-	-	-	5,024	-	-	-	5,024
Exchange differences arising from translation of financial statements of overseas subsidiaries	-	-	-	-	-	-	-	(2,015)	-	(2,015)
Net gain (loss) not recognised in the condensed consolidated income statement	-	-	-	-	-	5,024	-	(2,015)	-	3,009
Release of revaluation reserve arising from the disposal of other investments	-	-	-	-	-	55,323	-	-	-	55,323
Shares issued at premium as a result of exercise of warrants	2	87	-	-	(12)	-	-	-	-	77
Gain on expiry of warrants recognised in the condensed consolidated income statement	-	-	-	-	(90,369)	-	-	-	-	(90,369)
Release on disposal of subsidiaries	-	-	-	1,237	-	-	-	(125)	-	1,112
Profit for the period	-	-	-	-	-	-	-	-	137,178	137,178
At 30 June 2003	92,867	1,135,772	32,883	-	-	(30,378)	1,922	-	(327,970)	905,096
Revaluation increase of other investments and gain not recognised in the condensed consolidated income statement	-	-	-	-	-	47,256	-	-	-	47,256
Reduction of deficit by capital reorganisation and share premium reduction	(89,152)	(375,996)	-	-	-	-	-	-	465,148	-
Interim dividend paid	-	-	-	-	-	-	-	-	(3,715)	(3,715)
Profit for the period	-	-	-	-	-	-	-	-	154,900	154,900
At 31 December 2003	3,715	759,776	32,883	-	-	16,878	1,922	-	288,363	1,103,537
Revaluation decrease of other investments and loss not recognised in the condensed consolidated income statement	-	-	-	-	-	(4,892)	-	-	-	(4,892)
Final dividend paid	-	-	-	-	-	-	-	-	(14,859)	(14,859)
Profit for the period	-	-	-	-	-	-	-	-	76,024	76,024
At 30 June 2004	**3,715**	**759,776**	**32,883**	**-**	**-**	**11,986**	**1,922**	**-**	**349,528**	**1,159,810**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2004

	Six months ended 30.6.2004 (unaudited) *HK$'000*	Six months ended 30.6.2003 (unaudited) *HK$'000*
Net cash used in operating activities	(168,546)	(85,685)
Net cash (used in) from investing activities	(18,522)	59,937
Financing activities		
New borrowings raised	335,400	–
Repayment of borrowings	(183,231)	–
Dividend paid	(14,859)	–
Other financing activities	(467)	77
Net cash from financing activities	136,843	77
Net decrease in cash and cash equivalents	(50,225)	(25,671)
Cash and cash equivalents at beginning of the period	134,600	81,536
Cash and cash equivalents at end of the period	84,375	55,865
Analysis of the balance of cash and cash equivalents		
Bank balances and cash	84,375	55,865

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 June 2004

1. **BASIS OF PREPARATION**

   The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

   The interest income and commission income arising from provision of financial services earned by the Group, amounting to HK$6,531,000, have been redefined as part of turnover for the period ended 30 June 2004. Accordingly, the comparative interest income of HK$1,040,000 for the six months ended 30 June 2003 has been reclassified from other operating income to turnover.

2. **PRINCIPAL ACCOUNTING POLICIES**

   The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of properties and investments in securities.

   The accounting policies adopted for the preparation of the interim financial report are consistent with those adopted by the Group in its annual financial statements for the year ended 31 December 2003.

3. **SEGMENT INFORMATION**

   For management purposes, the Group is currently organised into three main operating divisions – mobile phone distribution, securities trading and investments and financial services. Others mainly represent property investment and sales of other communication products.

   These divisions are the basis on which the Group reports its primary segment information.

3. **SEGMENT INFORMATION** ***(Continued)***

The revenue and attributable profit from operations of the Group for the period, analysed by business segments and geographical segments, are as follows:–

By business segments:–

For the six months ended 30 June 2004

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Financial services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Revenue					
External turnover	124,374	377,567	6,531	–	508,472
Other operating income	–	4,718	–	1,174	5,892
	124,374	382,285	6,531	1,174	514,364
Segment result	12,235	80,651	6,495	(392)	98,989
Unallocated other operating income					576
Unallocated corporate expenses					(22,461)
Profit from operations					77,104

For the six months ended 30 June 2003

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Financial services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Revenue					
External turnover	39,001	226,148	1,040	1,034	267,223
Other operating income	76	2,706	–	2,501	5,283
	39,077	228,854	1,040	3,535	272,506
Segment result	(1,939)	15,872	1,037	525	15,495
Unallocated other operating income					5,267
Unallocated corporate expenses					(14,204)
Profit from operations					6,558

3. SEGMENT INFORMATION *(Continued)*

By geographical segments:–

The Group's operations are located in Hong Kong and the Mainland China ("China").

During the period under review, the Group's distribution of mobile phones, securities trading and investments and financial services are carried out in Hong Kong. Other operations are carried out in Hong Kong and China.

The following table provides an analysis of the Group's revenue and profit (loss) from operations by geographical market:–

	Revenue by geographical market Six months ended 30 June		Profit (loss) from operations Six months ended 30 June	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**513,728**	270,831	**78,316**	8,932
China	**636**	1,675	**(1,212)**	(2,374)
	514,364	272,506	**77,104**	6,558

Note: During the six months ended 30 June 2003, the Group discontinued its distribution of mobile phones in China.

4. NET (LOSSES) GAINS ON INVESTMENTS

	Six months ended 30 June	
	2004	2003
	HK$'000	*HK$'000*
Net realised gain (loss) on derivatives	**1,552**	(18,511)
Net unrealised (loss) gain on trading investments	**(24,915)**	26,430
Net unrealised gain on derivatives	**–**	2,839
	(23,363)	10,758

5. OTHER OPERATING INCOME

	Six months ended 30 June	
	2004	2003
	HK$'000	*HK$'000*
Compensation from litigation *(Note)*	**–**	4,811
Gross rental income from investment properties	**1,174**	2,501
Interest income	**5,137**	3,038
Others	**157**	200
	6,468	10,550

Note: Litigation was made against ex-employees for damages in relation to their improper behaviour. The case was settled and compensation of HK$4,811,000 was received during the six months ended 30 June 2003.

6. PROFIT FROM OPERATIONS

	Six months ended 30 June	
	2004	2003
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging (crediting):–		
Depreciation and amortisation	**535**	874
Loss on disposal of property, plant and equipment	**–**	402
Profit on sale of trading investments	**(100,033)**	(5,590)
Dividend income	**(7,776)**	(4,316)

7. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

8. GAIN ON DISPOSAL OF SUBSIDIARIES

In March 2003, Fulltime Profits Limited, an indirect wholly owned subsidiary of the Company, and its subsidiaries ("Fulltime Group") were disposed of at a nominal consideration of HK$1 to a third party, resulting a gain on disposal of subsidiaries of HK$41,109,000. Fulltime Group did not make a significant contribution to the net cash flows or the results of the Group for the six months ended 30 June 2003.

9. GAIN ON EXPIRY OF WARRANTS

As at 1 January 2003, the Company had 1,856,666,248 warrants outstanding and entitling the holders to subscribe for new shares at HK$0.30 per share, subject to adjustment, at any time from 7 June 2000 up to and including 6 June 2003. During the six months ended 30 June 2003, 256,507 warrants were exercised and the remaining 1,856,409,741 warrants expired and lapsed on 6 June 2003. Accordingly, the warrant reserve of HK$90,369,000 was released to the condensed consolidated income statement for the six months ended 30 June 2003.

10. TAX CHARGE

	Six months ended 30 June	
	2004	2003
	HK$'000	*HK$'000*
The current tax comprises:–		
Hong Kong Profits Tax	**556**	172
Income tax in China	**57**	114
	613	286

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Income tax in China has been provided at the prevailing rates applicable in China on the estimated assessable profit.

11. DIVIDENDS

The amount represents interim dividend of HK$0.01 (2003: HK$0.01) per share for the current period.

Final dividend for 2003 of HK$0.04 per share (Final dividend for 2002: Nil) amounting to HK$14,859,000 (Final dividend for 2002: Nil) was paid to shareholders during the current period, and was reflected in the condensed consolidated statement of changes in equity.

12. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit for the period of HK$76,024,000 (2003: HK$137,178,000) and on 371,468,753 (2003: the weighted average of 371,464,499) ordinary shares in issue during the period.

13. INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

The Directors consider that the fair values of the investment properties and leasehold land and buildings at 30 June 2004 are not materially different from the professional valuation made at 31 December 2003 and, accordingly, no revaluation increase or decrease has been recognised in the current period.

14. INVESTMENTS IN SECURITIES

	Trading investments		Other investments		Total	
	30.6.2004	31.12.2003	30.6.2004	31.12.2003	30.6.2004	31.12.2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities:–						
– listed in Hong Kong	381,091	425,249	112,330	112,045	493,421	537,294
– listed overseas	308,638	22,597	24,242	29,418	332,880	52,015
– unlisted	–	–	7,706	–	7,706	–
	689,729	447,846	144,278	141,463	834,007	589,309
Debt securities:–						
– unlisted *(Note)*	–	–	256,247	256,247	256,247	256,247
Total	689,729	447,846	400,525	397,710	1,090,254	845,556
Market value of listed securities	689,729	447,846	136,572	141,463	826,301	589,309
Carrying amount analysed for reporting purposes as:–						
– Non-current	–	–	390,455	388,115	390,455	388,115
– Current	689,729	447,846	10,070	9,595	699,799	457,441
	689,729	447,846	400,525	397,710	1,090,254	845,556

Note: The debt securities represent the loan notes issued by Sun Hung Kai & Co. Limited ("SHK") and Allied Group Limited ("AG") which formed part of the consideration for the sale of SHK's and AG's shares by the Group during the year ended 31 December 2003. The loan notes bear interest at 4% and 2.25% per annum and are redeemable on or before 7 March 2008 and 15 August 2008, respectively.

15. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:–

	30.6.2004	31.12.2003
	HK$'000	*HK$'000*
Within 90 days	13,664	12,580
91 – 180 days	104	7
181 – 360 days	1	–
	13,769	12,587
Other debtors, deposits and prepayments	12,006	28,348
	25,775	40,935

16. LOANS RECEIVABLE

The amounts are unsecured, bear interests at prime rate plus 5% to 15% per annum and are repayable within one year.

17. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:–

	30.6.2004	31.12.2003
	HK$'000	*HK$'000*
Trade creditors due within 90 days	**1,617**	1,723
Other creditors and accrued charges	**10,162**	6,667
	11,779	8,390

18. SHARE CAPITAL

	Number of shares	**Amount**
		HK$'000
Ordinary shares of HK$0.01 each		
Authorised:–		
At 30 June 2004 and 31 December 2003	30,000,000,000	300,000
Issued and fully paid:–		
At 30 June 2004 and 31 December 2003	371,468,753	3,715

19. BORROWING

The loan is unsecured, bears interest at Hong Kong Inter-Bank Offer Rate plus 0.5% per annum and was due to repay in October 2005. Subsequent to the balance sheet date, the loan has been fully repaid. The loan is lent by a related party, in which Ms. Chong Sok Un, the director of the Company, is also a director of the related party.

20. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks to secure banking facilities:–

	30.6.2004	31.12.2003
	HK$'000	*HK$'000*
Investment properties	**11,350**	11,350
Marketable securities	**31,891**	54,583
Bank deposits	**37,883**	26,988
	81,124	92,921

21. **POST BALANCE SHEET EVENTS**

(i) Pursuant to resolutions proposed by the Directors and passed at a special general meeting of the Company held on 9 August 2004 (the "SGM"), the offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares for HK$1.20 in cash per share (the "Offer") and a waiver in respect of the obligation of Vigor Online Offshore Limited ("Vigor Online") (and its concert parties) to make a mandatory general offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers (the "Whitewash Waiver"), were approved by the shareholders who are not involved or interested in the Whitewash Waiver, being shareholders other than Vigor Online and parties acting in concert with it through voting by poll.

(ii) On 24 August 2004, being the date when the Offer was closed, valid acceptance of the Offer in respect of 69,713,206 shares had been received by the Company, representing approximately 18.77% of the issued share capital of the Company.

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 (2003: HK$0.01) per share amounting to approximately HK$3,018,000 (2003: HK$3,715,000), after taking into account of the Offer as mentioned herein below under Section "Review of Operations", to shareholders whose names appear on the Register of Members of the Company on 27 October 2004. Dividend warrants are expected to be despatched on 10 November 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 25 October 2004 to Wednesday, 27 October 2004, both days inclusive, during which no share transfer will be effected.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the period ended 30 June 2004, the Group's turnover increased by 90.3% to HK$508,472,000 (2003: HK$267,223,000) and profit from operations increased by more than 1,000% to HK$77,104,000 (2003: HK$6,558,000). These substantial increases were mainly due to the profitable securities trading activities as a result of the prevailing buoyant stock market and the Group's successful mobile handset distribution operation.

However, net profit for the period under review decreased by 44.6% to HK$76,024,000 (2003: HK$137,178,000) entirely due to the absence of any exceptional gains as compared with the corresponding period in 2003. Exceptional

gains on disposal of subsidiaries and on expiry of warrants, totaling HK$131,478,000 were recorded in the first half year of 2003. Consequently, earnings per share for the period declined by 44.6% to HK20.47 cents (2003: HK36.93 cents).

REVIEW OF OPERATIONS

During the period under review, the Group's mobile handset distribution business recorded a significant increase in turnover to HK$124,374,000 (2003: HK$39,001,000). A profit of HK$12,235,000 was recorded for the period against a loss of HK$1,939,000 recorded in the corresponding period of 2003. With the gradual recovery of the consumer market and the successful launch of Innostream, an innovated Korean brand, the Group's mobile handset distribution business in Hong Kong under Star Telecom Limited ("Star Telecom") performed satisfactorily during the first half year of 2004. Underpinned by Star Telecom's well-planned marketing and promotion strategies, Innostream continued to be among the top ten best selling brands in the Hong Kong market despite keen competition. Currently, Star Telecom is the sole distributor of Innostream and authorized distributor of NEC, Alcatel and Kejian mobile handsets in Hong Kong and Macau, targeting different product positions and market segments.

On the trading and investment in financial instruments activities, the Group recorded a turnover of HK$377,567,000 (2003: HK$226,148,000) and a profit of HK$80,651,000 (2003: HK$15,872,000) for the period ended 30 June 2004. With the rebound of the stock market, the Group was able to dispose of 728,000,000 shares of Tian An China Investments Company Limited from its trading portfolio in February 2004, generating cash proceeds of HK$218,400,000 for the Group.

For the money lending and provision of other financial services activities undertaken by the Group in the first half of 2004, the Group recorded a turnover of HK$6,531,000 (2003: HK$1,040,000) and a profit of HK$6,495,000 (2003: HK$1,037,000).

Following the approval of shareholders at the Company's Special General Meeting on 3 June 2004 and the respective approvals by the companies registries in Bermuda and Hong Kong, the name of the Company has been changed to "COL Capital Limited". The Directors are of the view that this new name will better reflect the principal activities of the Group.

On 4 June 2004, the Company announced a conditional cash offer to repurchase up to 74,300,000 shares representing approximately 20.0% of the total issued shares of the Company at HK$1.20 in cash per share (the "Offer"). Upon the close of the Offer on 24 August 2004, tenders in respect of 69,713,206 shares were received from accepting shareholders representing about 18.8% of the total issued shares of the Company resulting in the Company paying about HK$83,656,000 to accepting shareholders and reduction of its share capital and share premium account by approximately HK$697,000 and HK$82,959,000 respectively. The consideration for the Offer was financed by the Group's internal resources and was fully settled on 2 September 2004.

LIQUIDITY AND FINANCING

As at 30 June 2004, the Group's non-current assets consisted mainly of investment properties of HK$32 million (31 December 2003: 32 million); property, plant and equipment of HK$12 million (31 December 2003: HK$12 million); and long term investments of HK$390 million (31 December 2003: HK$388 million). These non-current assets were principally financed by shareholders' funds. As at 30 June 2004, the Group had net current assets of HK$877 million (31 December 2003: HK$671 million).

As at 30 June 2004, the Group's borrowing amounted to HK$152 million (31 December 2003: Nil) with a loan arranged on a long term basis and repayable in October 2005. This loan was subsequently fully repaid in July 2004. As at 30 June 2004, the Group's gearing ratio was 5.8% (31 December 2003: Nil), calculated on the basis of the Group's net borrowing (after deducting cash and bank balances) over shareholders' funds.

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollars, Australian Dollars, U.S. Dollars and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from Australian Dollars denominated assets and transactions. As the exchange rates of U.S. Dollars and Malaysian Ringgit were relatively stable during the period, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 30 June 2004, the Group's investment properties, marketable securities, bank balances and cash with respective carrying values of HK$11,350,000 (31 December 2003: HK$11,350,000), HK$31,891,000 (31 December 2003: HK$54,583,000) and HK$37,883,000 (31 December 2003: HK$26,988,000) were pledged to banks to secure banking facilities granted to the Group.

EMPLOYEES

The Group had 42 employees as at 30 June 2004 (31 December 2003: 43). The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system.

PROSPECTS

The economic sentiment and consumer confidence in Hong Kong has improved significantly since the fourth quarter of last year. With the business and investment opportunities opened up by the Closer Economic Partnership Agreement (CEPA), the Group is optimistic about the economic outlook of Hong Kong.

Despite of the anticipated competition from mobile handset models of other brands with newer and more advanced features coming into the market in the third and fourth quarters of 2004, Star Telecom expects its sales performance to remain satisfactory. Ever since its first launch in late 2003, the Innostream mobile handsets have been well received by the Hong Kong and Macau markets for its innovative features and trendy designs. Leveraging on the success in the distributorship of Innostream's products, Star Telecom will strive to obtain the distribution rights of other mobile handsets and electronic consumer products with good potential to enhance its market position and to further achieve its objective of product diversification. Star Telecom is also actively seeking to expand its sales coverage in China and overseas markets. With the 3G mobile handset and service getting more and more popular, it is anticipated that the mobile handset market will grow substantially in the fourth quarter of 2004. Star Telecom will pursue business partnership opportunities with 3G mobile handset manufacturers to capture a share of the 3G mobile handset market for 2005.

With the ever-changing needs for mobile handsets equipped with advanced features such as mega pixel camera, MP3 player, MPEG4 player and support memory card, the Group believes that the mobile handset market has further potential to grow.

The Group will continue to seek attractive business and investment opportunities in China, Hong Kong and the Asia Pacific region to improve profitability and enhance shareholders' value. At the same time, the Group will continue with its emphasis on operating efficiency and cost effectiveness in its existing operations.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVES

As at 30 June 2004, the interests and short positions of the directors and the chief executives of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:-

Long position in the shares of the Company

	Number of ordinary shares of HK$0.01 each					Percentage of issued ordinary shares
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	
Ms. Chong Sok Un ("Ms. Chong")	–	–	105,248,000 *(Note)*	–	105,248,000	28.33%

Note: Ms. Chong is deemed to have a corporate interest in 105,248,000 ordinary shares of the Company which are held by Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit") in which Ms. Chong maintains a beneficial interest of 100%.

Save as disclosed above, as at 30 June 2004, none of the directors, the chief executives of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Subsequent to the period end date, the percentage of the corporate interest in shares of the Company held by Ms. Chong was increased to 34.88% of the issued share capital of the Company, as a consequence of repurchase of 69,713,206 shares of the Company effective on 30 August 2004 under the Offer (as defined in the "Review of Operations" section).

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares, underlying shares, or debentures of, the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30 June 2004, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:–

Long position in the shares of the Company

Name	Capacity	Number of shares held	Percentage held
Ms. Chong	Held by controlled corporation *(Note)*	105,248,000	28.33%
China Spirit	Held by controlled corporation *(Note)*	105,248,000	28.33%
Vigor Online	Beneficial owner	105,248,000	28.33%

Note: Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains a beneficial interest of 100%. Accordingly, China Spirit and Ms. Chong were deemed by the SFO to be interested in 105,248,000 shares of the Company.

Save as disclosed above, as at 30 June 2004, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

Subsequent to the period end date, the percentage of the interest in shares of the Company held by Vigor Online and the deemed interest in shares of the Company held by China Spirit and Ms. Chong were increased to 34.88% of the issued share capital of the Company, as a consequence of repurchase of 69,713,206 shares of the Company effective on 30 August 2004 under the Offer (as defined in the "Review of Operations" section).

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

Subsequent to the period end date, the Company repurchased 69,713,206 shares on 30 August 2004 under the Offer (as defined in the "Review of Operations" section).

CODE OF BEST PRACTICE

The Company had complied throughout the six months ended 30 June 2004 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 17 September 2004

除上文所披露外，於二零零四年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份的權益或淡倉。

於本期間之完結日後，由於本公司就購回建議（定義見「業務回顧」一節）於二零零四年八月三十日購回本公司69,713,206股股份，因此Vigor Online持有之本公司股份權益百分比及China Spirit與莊女士於本公司股份中被視為擁有的權益百分比均增加至本公司已發行股本的34.88%。

購買、出售及贖回上市證券

本公司或其任何附屬公司於期內概無購買、出售或贖回任何本公司之上市證券。

於本期間之完結日後，本公司就購回建議（定義見「業務回顧」一節）於二零零四年八月三十日購回本公司69,713,206股股份。

最佳應用守則

本公司於截至二零零四年六月三十日止六個月內，已遵守聯交所證券上市規則附錄14所載之最佳應用守則之規定。

承董事會命
主席
莊淑涴

香港，二零零四年九月十七日

除上文所披露外，於二零零四年六月三十日，根據證券及期貨條例第352條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，本公司的董事或主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的任何股份、相關股份或債券的任何權益或淡倉。

於本期間之完結日後，由於本公司就購回建議（定義見「業務回顧」一節）於二零零四年八月三十日購回本公司69,713,206股股份，因此莊女士持有本公司股份的公司權益的百分比增加至本公司已發行股本的34.88%。

董事購入股份或債券之權利

於期內任何時間，本公司或其任何附屬公司概無訂立任何安排，令本公司董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

主要股東的權益

於二零零四年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，以下人士擁有本公司的股份及相關股份的權益或淡倉：－

於本公司股份的好倉

名稱	身份	所持股份數目	持股百分比
莊女士	所控制的公司持有*（附註）*	105,248,000	28.33%
China Spirit	所控制的公司持有*（附註）*	105,248,000	28.33%
Vigor Online	實益擁有人	105,248,000	28.33%

附註： Vigor Online 為China Spirit 擁有67.7%之附屬公司，而莊女士則擁有China Spirit 100%之實質權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有105,248,000股本公司股份之權益。

代流動電話製造商為業務夥伴，以爭取於二零零五年第三代流動電話市場中佔一席位。由於市場不斷追求嶄新的流動電話功能（如百萬像素相機、播放MP3歌曲、MPEG4影像及支援記憶卡等），本集團相信流動電話市場仍有增長潛力。

本集團將繼續於中國、香港及亞太區尋找具吸引力的商業及投資機會，以改善盈利能力，從而提高股東價值。與此同時，本集團亦將繼續專注其現時業務的經營效率及成本效益。

董事及主要行政人員的權益

於二零零四年六月三十日，根據香港證券及期貨條例（「證券及期貨條例」）第352 條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則（「標準守則」）而向本公司或香港聯合交易所有限公司（「聯交所」）作出的知會，本公司的董事、主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團（具有證券及期貨條例第XV 部的涵義）的股份、相關股份或債券的權益及淡倉如下：—

於本公司股份的好倉

	每股面值0.01港元之普通股數目					佔已發行普通股
董事姓名	個人權益	家族權益	公司權益	其他權益	合計	之百分比
莊淑婉女士（「莊女士」）	–	–	105,248,000 *(附註)*	–	105,248,000	28.33%

附註： 莊女士被視為擁有本公司105,248,000股普通股的公司權益，該股份乃由China Spirit Limited（「China Spirit 」）擁有67.7%的附屬公司Vigor Online Offshore Limited（「Vigor Online 」）持有，而莊女士則擁有China Spirit 100%的實質權益。

集團資產抵押

於二零零四年六月三十日,本集團分別以名下賬面值11,350,000港元(二零零三年十二月三十一日:11,350,000港元)、31,891,000港元(二零零三年十二月三十一日:54,583,000港元)及37,883,000港元(二零零三年十二月三十一日:26,988,000港元)之投資物業、有價證券、銀行結餘及現金作為取得銀行融資之抵押。

僱員

於二零零四年六月三十日,本集團僱用42名僱員(二零零三年十二月三十一日:43名)。本集團確保其僱員之薪酬水平與市場水平相若,且在本集團之薪金及獎金制度之整體規劃下,因應僱員表現進行評賞。

前景

自去年第四季起,香港的經濟氣氛及消費者信心明顯改善,隨著簽訂更緊密經貿關係安排帶來更多商業及投資機會,本集團對本港經濟前景持樂觀態度。

儘管面對因其他品牌將於二零零四年第三及第四季推出多款具備嶄新及更先進特色的流動電話型號而增加市場競爭,星光電訊預料其銷售表現將持續理想。自於二零零三年末首次推出Innostream流動電話後,其創新功能及時尚設計廣為香港及澳門市場歡迎。憑藉其於銷售Innostream產品之成功,星光電訊將致力物色其他具潛力的流動電話及電子消費產品之分銷權,以提高其市場地位及進一步達到產品多元化之目標。星光電訊同時亦積極拓展其銷售網絡至中國及海外市場,隨著第三代流動電話及服務逐漸普及,預期流動電話市場於二零零四年第四季將大幅增長。星光電訊將致力物色合適的第三

於二零零四年六月四日，本公司宣佈一項有條件現金購回建議，按每股1.20港元以現金最多可購回74,300,000股股份，相當於本公司全部已發行股份約20.0%（「購回建議」）。購回建議於二零零四年八月二十四日截止後，本公司自接納股東收取69,713,206股之提交股份，相當於本公司全部已發行股份約18.8%，本公司因而須向接納股東支付約83,656,000港元，股本及股份溢價賬亦分別因此減少約697,000港元及82,959,000港元。購回建議之代價已於二零零四年九月二日以本集團之內部資源悉數支付。

流動資金及融資

於二零零四年六月三十日，本集團之非流動資產主要包括32,000,000港元（二零零三年十二月三十一日：32,000,000港元）之投資物業；12,000,000港元（二零零三年十二月三十一日：12,000,000港元）之物業、廠房及設備，及390,000,000港元（二零零三年十二月三十一日：388,000,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零四年六月三十日，本集團之流動資產淨值為877,000,000港元（二零零三年十二月三十一日：671,000,000港元）。

於二零零四年六月三十日，本集團之借貸金額為152,000,000港元（二零零三年十二月三十一日：無）連同一筆以長期形式安排及須於二零零五年十月內償還之貸款。該貸款最後已於二零零四年七月全數償還。於二零零四年六月三十日，本集團之負債比率為5.8%（二零零三年十二月三十一日：無），按本集團借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算。

於回顧期間內，本集團之資產、負債及交易均主要以港元、澳元、美元及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對沖風險。基於美元與馬來西亞林吉特於期內之匯率相對穩定，本集團並無重大外匯風險。

屬公司及認股權證屆滿而錄得特殊收益合共131,478,000港元。因此，期內每股盈利下跌44.6%至20.47港仙（二零零三年：36.93港仙）。

業務回顧

於回顧期間內，本集團之流動電話分銷業務錄得營業額大幅上升至124,374,000港元（二零零三年：39,001,000港元）。於期內錄得溢利12,235,000港元，相對於二零零三年同期錄得虧損1,939,000港元。由於消費市場逐漸復甦，加上成功推出新進韓國流動電話品牌Innostream，本集團經由星光電訊有限公司（「星光電訊」）於香港經營之流動電話分銷業務於二零零四年上半年表現令人滿意。憑藉星光電訊周詳的市場推廣及推銷策略，Innostream縱然面對激烈的市場競爭，其仍能保持位列於香港市場十大最暢銷品牌之中。星光電訊目前為Innostream於香港及澳門之流動電話獨家分銷商，並且是NEC、阿爾卡特及科健於香港及澳門之流動電話特許分銷商，各品牌均擁有不同的產品定位及目標市場。

於截至二零零四年六月三十日止期間，本集團之金融工具買賣及投資業務錄得營業額為377,567,000港元（二零零三年：226,148,000港元）及溢利為80,651,000港元（二零零三年：15,872,000港元）。藉著股市表現回升，本集團於二零零四年二月將其買賣投資組合中的728,000,000股天安中國投資有限公司股份出售，為本集團帶來現金款項218,400,000港元。

本集團於二零零四年上半年之放債業務及其他財務服務業務之營業額錄得6,531,000港元（二零零三年：1,040,000港元）及溢利為6,495,000港元（二零零三年：1,037,000港元）。

經股東在本公司於二零零四年六月三日舉行之股東特別大會上批准，以及獲得百慕達及香港公司註冊處批准後，本公司之名稱已更改為「COL Capital Limited 中國網絡資本有限公司*」。董事認為新名稱更能反映本集團之主要業務。

* *中文名稱僅供識別*

21. 結算日後事項

(i) 根據本公司於二零零四年八月九日所舉行之股東特別大會(「股東特別大會」)上通過由董事建議之決議案,新鴻基國際有限公司代表本公司提出之購回建議按每股1.20港元以現金購回最多達74,300,000股股份(「購回建議」)及豁免Vigor Online Offshore Limited(「Vigor Online」)(及與其一致行動之人士)根據香港公司收購及合併守則第26條提出強制性全面收購建議之責任(「清洗豁免」)已獲並無參與或於清洗豁免中涉及利益之股東(即Vigor Online及與其一致行動之人士以外之股東)以投票表決方式通過。

(ii) 於二零零四年八月二十四日(即購回建議之截止日期),本公司收取有效接納之股份69,713,206股,相當於本公司之已發行股本約18.77%。

中期股息

經考慮下文「業務回顧」一段所述之購回建議後,董事向於二零零四年十月二十七日名列本公司股東名冊之股東宣派每股0.01港元(二零零三年:0.01港元)合共約為3,018,000港元(二零零三年:3,715,000港元)之中期股息。股息單預計於二零零四年十一月十日寄發。

暫停辦理股份過戶登記手續

本公司將由二零零四年十月二十五日(星期一)至二零零四年十月二十七日(星期三)(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。

管理層討論及分析

財務業績

截至二零零四年六月三十日止期間,本集團之營業額上升90.3%至508,472,000港元(二零零三年:267,223,000港元),經營業務溢利則上升逾1,000%至77,104,000港元(二零零三年:6,558,000港元)。有關顯著升幅主要由於證券買賣業務因現時股市興旺而獲利以及本集團成功的流動電話分銷業務所致。

然而,與二零零三年同期相比,由於並無任何特殊收益,回顧期間之溢利淨額下跌44.6%至76,024,000港元(二零零三年:137,178,000港元),於二零零三年上半年則因出售附

16. **應收貸款**

該款項並無抵押，按最優惠年利率加5%至15%計息及於一年內還款。

17. **應付賬項及應計費用**

以下為應付貿易賬項之賬齡分析：—

	二零零四年六月三十日 千港元	二零零三年十二月三十一日 千港元
90日內之應付貿易賬項	**1,617**	1,723
其他應付賬項及應計費用	**10,162**	6,667
	11,779	8,390

18. **股本**

	股份數目	面值 千港元
每股面值0.01港元之普通股		
法定：—		
於二零零四年六月三十日及二零零三年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款：—		
於二零零四年六月三十日及二零零三年十二月三十一日	371,468,753	3,715

19. **借貸**

該借貸並無抵押，按香港銀行同業拆息年利率加0.5%計息及於二零零五年十月到期償還。於資產負債表結算日後，該借貸已全數償還。該借貸是由一間關連公司借出，本公司董事莊淑涴女士亦是該關連公司之董事。

20. **資產抵押**

於資產負債表結算日，本集團之下列資產已按予銀行作為取得銀行融資之抵押：—

	二零零四年六月三十日 千港元	二零零三年十二月三十一日 千港元
投資物業	**11,350**	11,350
有價證券	**31,891**	54,583
銀行存款	**37,883**	26,988
	81,124	92,921

14. 證券投資

	供買賣投資		其他投資		總額	
	二零零四年六月三十日 千港元	二零零三年十二月三十一日 千港元	二零零四年六月三十日 千港元	二零零三年十二月三十一日 千港元	二零零四年六月三十日 千港元	二零零三年十二月三十一日 千港元
股本證券：–						
–在香港上市	381,091	425,249	112,330	112,045	493,421	537,294
–在海外上市	308,638	22,597	24,242	29,418	332,880	52,015
–非上市	–	–	7,706	–	7,706	–
	689,729	447,846	144,278	141,463	834,007	589,309
債務證券：–						
–非上市(附註)	–	–	256,247	256,247	256,247	256,247
總額	689,729	447,846	400,525	397,710	1,090,254	845,556
上市證券之市值	689,729	447,846	136,572	141,463	826,301	589,309
就申報而分析之賬面值：–						
–非流動	–	–	390,455	388,115	390,455	388,115
–流動	689,729	447,846	10,070	9,595	699,799	457,441
	689,729	447,846	400,525	397,710	1,090,254	845,556

附註： 該等債務證券為新鴻基有限公司(「新鴻基」)及聯合集團有限公司(「聯合」)發行之債款票據，此乃本集團於截至二零零三年十二月三十一日止年度出售新鴻基及聯合股票之部份代價。該等債款票據分別按年息4 厘及2.25厘計算及可於二零零八年三月七日及二零零八年八月十五日或之前贖回。

15. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收貿易賬項之賬齡分析：–

	二零零四年六月三十日 千港元	二零零三年十二月三十一日 千港元
90日內	13,664	12,580
91–180日	104	7
181–360日	1	–
	13,769	12,587
其他應收賬項、按金及預付款項	12,006	28,348
	25,775	40,935

9. **認股權證屆滿時所得之溢利**

於二零零三年一月一日，本公司有1,856,666,248份認股權證尚未行使，持有人獲賦予權利可於二零零零年六月七日至二零零三年六月六日（當日包括在內）的任何時間，以每股0.3港元（可予以調整）認購新股。於截至二零零三年六月三十日止六個月，256,507份認股權證已獲行使，而餘下尚未行使之1,856,409,741份認股權證已於二零零三年六月六日屆滿並且作廢，因此，認股權證儲備90,369,000港元獲調撥至截至二零零三年六月三十日止六個月之簡明綜合收益表。

10. **税項支出**

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
本期税項包括：–		
香港利得税	**556**	172
中國所得税	**57**	114
	613	286

香港利得税乃根據本期間及上期間之估計應課溢利按17.5%之税率計算。

中國所得税已根據中國適用之税率就估計應課溢利作出撥備。

11. **股息**

該款項為本期間中期股息每股0.01港元（二零零三年：0.01港元）。

二零零三年末期股息每股0.04港元（二零零二年末期股息：無），金額為14,859,000港元（二零零二年末期股息：無）於本期間派付予股東，並已於簡明綜合股本權益變動表內反映。

12. **每股溢利**

每股基本溢利之計算乃按期內之溢利76,024,000港元（二零零三年：137,178,000港元）及期內已發行普通股371,468,753股（二零零三年：加權平均數371,464,499股）而計算。

13. **投資物業及物業、廠房及設備**

董事考慮到於二零零四年六月三十日投資物業及租賃土地及樓宇的公平價值相對於二零零三年十二月三十一日之專業物業估值並沒有重大差別。因此，本期間並沒有已確認之重估增值或減值。

5. 其他經營收入

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
訴訟賠償 *(附註)*	–	4,811
投資物業之租金收入毛額	**1,174**	2,501
利息收入	**5,137**	3,038
其他	**157**	200
	6,468	10,550

附註： 此訴訟乃關於前僱員之不恰當行為而造成之損失。此案件已完結並已於截至二零零三年六月三十日止六個月期間收到4,811,000港元之賠償。

6. 經營業務溢利

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
經營業務溢利已扣除(撥回)：–		
折舊及攤銷	**535**	874
處置物業、廠房及設備之虧損	**–**	402
出售供買賣投資之溢利	**(100,033)**	(5,590)
股息收入	**(7,776)**	(4,316)

7. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

8. 出售附屬公司之溢利

在二零零三年三月，Fulltime Profits Limited(本公司之一間間接全資附屬公司)及其附屬公司(「Fulltime Group」)，以代價1港元出售予一位第三方人士，出售附屬公司錄得溢利41,109,000港元。Fulltime Group 並未為本集團截至二零零三年六月三十日止六個月之現金流量淨值或業績帶來重大之貢獻。

3. 分項資料（續）
按地區分項：－

本集團之經營業務分佈於香港及中國內地（「中國」）。

於回顧期間內，本集團之流動電話分銷業務、證券買賣及投資業務以及財務服務業務在香港進行，而其他業務則在香港及中國進行。

以下列表提供本集團按市場地區收入及經營業務溢利（虧損）之分析：－

	按市場地區之收入 截至六月三十日止六個月		經營業務溢利（虧損） 截至六月三十日止六個月	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
香港	**513,728**	270,831	**78,316**	8,932
中國	**636**	1,675	**(1,212)**	(2,374)
	514,364	272,506	**77,104**	6,558

附註： 於二零零三年六月三十日止六個月，本集團已終止其在中國之流動電話分銷業務。

4. 投資之（虧損）溢利淨額

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
衍生工具之已變現收益（虧損）淨額	**1,552**	(18,511)
供買賣投資之未變現（虧損）收益淨額	**(24,915)**	26,430
衍生工具之未變現收益淨額	**–**	2,839
	(23,363)	10,758

3. 分項資料（續）

以下為本集團於期內按主要業務及市場地區劃分之收入及經營業務溢利分析：—

按業務分項：—

截至二零零四年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	其他 千港元	綜合 千港元
收入					
對外銷售	124,374	377,567	6,531	–	508,472
其他經營收入	–	4,718	–	1,174	5,892
	124,374	382,285	6,531	1,174	514,364
分項業績	12,235	80,651	6,495	(392)	98,989
未分攤之其他經營收入					576
未分攤之公司支出					(22,461)
經營業務溢利					77,104

截至二零零三年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	其他 千港元	綜合 千港元
收入					
對外銷售	39,001	226,148	1,040	1,034	267,223
其他經營收入	76	2,706	–	2,501	5,283
	39,077	228,854	1,040	3,535	272,506
分項業績	(1,939)	15,872	1,037	525	15,495
未分攤之其他經營收入					5,267
未分攤之公司支出					(14,204)
經營業務溢利					6,558

簡明財務報表附註

截至二零零四年六月三十日止六個月

1. 編製基準

簡明財務報表乃按照香港會計師公會所頒佈之會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16適用之披露要求而編製。

本集團截至二零零四年六月三十日止期間從財務服務收取之利息收入及佣金收入，金額為6,531,000港元，已重新定義為營業額之部份。故此，於截止二零零三年六月三十日止六個月用作比較之1,040,000港元利息收入已從其他經營收入重新分類為營業額。

2. 重要會計政策

簡明財務報表乃按歷史成本慣例而編製，並就物業及證券投資之重估值作出修訂。

編製此中期財務報告所採用之會計政策，與編製二零零三年十二月三十一日止年度之全年財務報表相同。

3. 分項資料

於管理上，本集團現時分為三大營運業務，分別是流動電話分銷，證券買賣及投資以及財務服務。其他主要指物業投資及其他通訊產品之銷售。

上述三大業務乃本集團滙報主要分項資料所按之基準。

簡明綜合現金流量表

截至二零零四年六月三十日止六個月

	截至二零零四年六月三十日止六個月（未經審核）*千港元*	截至二零零三年六月三十日止六個月（未經審核）*千港元*
經營業務之現金流出淨額	**(168,546)**	(85,685)
投資業務之現金（流出）流入淨額	**(18,522)**	59,937
融資業務		
新增借貸	**335,400**	–
償還借貸	**(183,231)**	–
已付股息	**(14,859)**	–
其他融資業務	**(467)**	77
融資業務之現金流入淨額	**136,843**	77
現金及現金等值減少淨額	**(50,225)**	(25,671)
期初之現金及現金等值	**134,600**	81,536
期終之現金及現金等值	**84,375**	55,865
現金結餘及現金等值之分析		
銀行結餘及現金	**84,375**	55,865

簡明綜合股本權益變動表

截至二零零四年六月三十日止六個月

	股本	股份溢價	負值商譽	商譽	認股權證儲備	資產重估儲備	資本贖回儲備	匯兌儲備	保留溢利（累積虧損）	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	92,865	1,135,685	32,883	(1,237)	90,381	(90,725)	1,922	2,140	(465,148)	798,766
其他投資重估增值	-	-	-	-	-	5,024	-	-	-	5,024
因換算海外附屬公司之財務報表所產生之匯兌差異	-	-	-	-	-	-	-	(2,015)	-	(2,015)
簡明綜合收益表內未確認之收益（虧損）淨額	-	-	-	-	-	5,024	-	(2,015)	-	3,009
因出售其他投資而產生之重估儲備調撥	-	-	-	-	-	55,323	-	-	-	55,323
因行使認股權證而以溢價發行之股份	2	87	-	-	(12)	-	-	-	-	77
簡明綜合收益表內已確認認股權證屆滿時所得之溢利	-	-	-	-	(90,369)	-	-	-	-	(90,369)
因出售附屬公司產生之調撥	-	-	-	1,237	-	-	-	(125)	-	1,112
期內溢利	-	-	-	-	-	-	-	-	137,178	137,178
於二零零三年六月三十日	92,867	1,135,772	32,883	-	-	(30,378)	1,922	-	(327,970)	905,096
其他投資重估增值及簡明綜合收益表內未確認之收益	-	-	-	-	-	47,256	-	-	-	47,256
因資本重組及股份溢價之減少而減少累積虧損	(89,152)	(375,996)	-	-	-	-	-	-	465,148	-
已付中期股息	-	-	-	-	-	-	-	-	(3,715)	(3,715)
期內溢利	-	-	-	-	-	-	-	-	154,900	154,900
於二零零三年十二月三十一日	3,715	759,776	32,883	-	-	16,878	1,922	-	288,363	1,103,537
其他投資重估減值及簡明綜合收益表內未確認之虧損	-	-	-	-	-	(4,892)	-	-	-	(4,892)
已付末期股息	-	-	-	-	-	-	-	-	(14,859)	(14,859)
期內溢利	-	-	-	-	-	-	-	-	76,024	76,024
於二零零四年六月三十日	3,715	759,776	32,883	-	-	11,986	1,922	-	349,528	1,159,810

簡明綜合資產負債表

於二零零四年六月三十日

	附註	二零零四年 六月三十日 （未經審核） 千港元	二零零三年 十二月三十一日 （已審核） 千港元
非流動資產			
投資物業	13	31,550	31,550
物業、廠房及設備	13	12,032	12,333
證券投資	14	390,455	388,115
其他非流動資產		528	528
		434,565	432,526
流動資產			
存貨		5,388	5,139
證券投資	14	699,799	457,441
應收賬項、按金及預付款項	15	25,775	40,935
應收貸款	16	44,580	25,827
有抵押銀行存款	20	37,883	26,988
銀行結餘及現金		84,375	134,600
		897,800	690,930
流動負債			
應付賬項及應計費用	17	11,779	8,390
客戶訂金及預收款項		3,749	7,229
應付税項		4,858	4,300
		20,386	19,919
流動資產淨值		877,414	671,011
		1,311,979	1,103,537
資本及儲備			
股本	18	3,715	3,715
儲備		1,156,095	1,099,822
		1,159,810	1,103,537
非流動負債			
借貸	19	152,169	–
		1,311,979	1,103,537

本集團未經審核之業績

COL Capital Limited 中國網絡資本有限公司*（「本公司」）之董事會（「董事」）謹此公佈，本公司及其附屬公司（「本集團」）截至二零零四年六月三十日止六個月之未經審核綜合業績，連同二零零三年度同期之比較數字如下。綜合中期財務報表並未經審核，但已經本公司之核數師德勤。關黃陳方會計師行按照香港審計準則第700號「審查中期財務報告之約定」作出審查，及經本公司之審核委員會審查。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零四年 （未經審核） 千港元	 二零零三年 （未經審核） 千港元
營業額	3	508,472	267,223
銷售成本		(382,802)	(258,187)
毛利		125,670	9,036
投資之（虧損）溢利淨額	4	(23,363)	10,758
其他經營收入	5	6,468	10,550
分銷成本		(6,163)	(3,598)
行政支出		(25,371)	(18,158)
其他經營支出		(137)	(2,030)
經營業務溢利	6	77,104	6,558
融資成本	7	(467)	(544)
出售附屬公司之溢利	8	–	41,109
認股權證屆滿時所得之溢利	9	–	90,369
應佔一間共同控制實體之業績		–	(28)
除税前溢利		76,637	137,464
税項支出	10	(613)	(286)
未計少數股東權益前溢利		76,024	137,178
少數股東權益		–	–
期內溢利		76,024	137,178
股息	11	3,018	3,715
每股基本盈利	12	20.47港仙	36.93港仙

* *中文名稱僅供識別*

COL Capital Limited
中國網絡資本有限公司

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COL Capital Limited

中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

2004
中期報告

* 僅供識別